PROSPECTUS / AUGUST 28, 2009

Legg Mason Western Asset

Oregon Municipals Fund

Class A, B, C, FI and I Shares

Class	Ticker Symbols
A	SHORX
B	SORBX
C	SORLX
FI
I	LMOOX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, and in this Prospectus on page 31 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 56 under the heading “Sales Charge Waivers and Reductions.”

SHAREHOLDER FEES
(PAID DIRECTLY FROM YOUR INVESTMENT)	CLASS A	CLASS B	CLASS C	CLASS FI	CLASS I
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.25%	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	Generally, None	4.50%	1.00%	None	None

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)	CLASS A	CLASS B	CLASS C	CLASS FI	CLASS I
Management fees	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and service (12b-1) fees	0.15%	0.65%	0.70%	0.25%	None
Other expenses	0.14%[1]	0.45%[1,3]	0.16%[1]	0.39%[2]	0.42%[3]
Total annual fund operating expenses	0.79%	1.60%	1.36%	1.14%	0.92%
Waiver of fees and/or expense reimbursement (subject to recapture)[4]	0.04%	0.35%	0.06%	0.39%	0.32%
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)	0.75%	1.25%	1.30%	0.75%	0.60%

[1]	For Class A, Class B and Class C shares, “Other expenses” have been revised to reflect the imposition of and/or scheduled increases in recordkeeping fees with respect to the class.

[2]	“Other expenses” for Class FI shares have been estimated because no Class FI shares were outstanding during the fund’s last fiscal year.

[3]	For Class B and Class I shares, “Other expenses” have been revised to reflect current transfer agency fees with respect to the class.

[4]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed the amount shown in “Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)” above. This arrangement is expected to continue at least until August 28, 2010, may be changed or terminated prior to that date only by agreement of the manager and the Board, and may be changed or terminated at any time after that date by the manager. The manager is permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

2	Legg Mason Partners Funds

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A (with or without redemption)	$498	$663	$841	$1,357
Class B (redemption at end of period)	$577	$771	$938	$1,653
Class B (no redemption)	$127	$471	$838	$1,653
Class C (redemption at end of period)	$232	$427	$743	$1,640
Class C (no redemption)	$132	$427	$743	$1,640
Class FI (with or without redemption)	$77	$324	$591	$1,352
Class I (with or without redemption)	$61	$261	$477	$1,102

Legg Mason Partners Oregon Municipals Fund	3